Securities and Exchange Commission
Mail Stop 3561
CF/AD11
100 F St. NE
Washington, DC 20549-3561

									August 23, 2005


Mr. Maurice Levy
Chief Executive Officer and
Chairman of the Management Board
Publicis Groupe S.A.
133, Avenue Des Champs-Elysees
75008 Paris, France

	Re:	Publicis Groupe S.A.
      Form 20-F for Fiscal Year Ended December 31, 2004
      Filed June 24, 2005
		File No. 1-14736

Dear Mr. Levy:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F
Financial Statements
1.1. Consolidation Principles and Policies, page F-6

1. Your US GAAP consolidation policies are unclear, please clarify in future filings and advise us in detail. You should specifically address in your response those subsidiaries and investees in which you do not have a controlling financial interest by way of a majority voting interest. Cite for us the US accounting literature that is your basis for your policies.

31. Summary of differences between generally accepted accounting principles in France and the United States, page F-47

2. We note under French GAAP you use the percentage of completion method to recognize revenue for services rendered. Tell us if you use this policy for US GAAP reporting purposes, and if so, describe for us the types of services for which the percentage of
completion
is used.  Also, if applicable, tell us how much US GAAP revenue you
recognized in each reporting period using this method. You should also support your use of percentage of completion accounting under US
GAAP. Explain your basis for using an input measure for revenue recognition rather than an output measure. Compare for us the impact of using the percentage of completion method with an output
measuring
methodology and a straight-line methodology.    Please refer us to
the US GAAP accounting literature that supports your use of this policy.

Segment Information, page F-78

3. Refer to the paragraph bridging pages F-39 and F-40. For US GAAP purposes, tell us why it is no longer meaningful to present two distinct business segments. Explain how you applied the guidance of
SFAS 131. Identify your chief operating decision maker. Identify your segment managers and give us example copies of the reports used by your chief operating decision maker to allocate resources and to assess performance of your segments. If appropriate, describe how you apply the aggregation criteria of SFAS 131.



*    *    *    *



      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Joseph M. Kempf, Senior Staff Accountant, at
(202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief,
at
(202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director

??

??

??

??

Mr. Maurice Levy
Chief Executive Officer and Chairman of the Management Board
Publicis Groupe S.A.
August 23, 2005
Page 3